WIDESCOPE RESOURCES INC.

THE ATTACHED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of May 29, 2009

In April 2005 the Company entered into a subscription agreement to invest in Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba.

As of April 27, 2009 the Company owns 65.42% of the common shares of PFG.

PFG has been exploring for mineral resources on its mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Eduard Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

Following the recommendations of the May 2006 Qualifying Report — during the summer of 2006 an exploration program was completed under PFG’s direction. The primary focus of the work plan was to complete more detailed geological mapping of the claims, stripping of over-burden and grab sampling. Approximately 30 man-days of field work were completed and more than seventy samples were collected and delivered to TSL Laboratories in Saskatoon for assay and analysis. Subsequent to the year-end the Company has received the detailed geologist’s maps, data and assay results. Review of these materials plus the detailed report of the activities, findings and recommendations are under review by the Company.

The Company remains optimistic about the prospect for discovery of a definable mineral resource on its claims in Manitoba. However, its exploration to date has failed to immediately delineate the indicators required to step-up to a drilling program. Further groundwork will be required to elevate the status of the claims to drill-ready. With the recent worldwide surge in exploration activity finding qualified experts to lead an exploration effort has become increasingly more difficult.

During February 2009 three of PFG’s seventeen Bissett, Manitoba area mineral claims were allowed to lapse, and mineral rights to those properties reverted to the Province of Manitoba.

During April 2009 PFG entered into an Option and Purchase and Sale Agreement with Cougar Minerals Corp. (“Cougar”), whereby Cougar was granted an option to purchase the fourteen remaining Bissett area mineral claims for total consideration of $205,000. Cougar’s payments to PFG will be made as follows: $10,000 (paid) and the issuance of 500,000 common shares at an estimated fair value of $50,000 ($0.10 per share) immediately, in consideration of the grant of the option; and upon exercise of the option Cougar may elect to acquire a 100-per-cent interest by payments of further annual purchase payments of $25,000, $50,000 and $70,000 by April 30, 2010, 2011, and 2012, respectively with the subsequent purchase payments secured by a Promissory Note issued by Cougar to PFG.

As a result of the above, effective December 31, 2008, the Company recorded an impairment of its mineral properties of $145,445 thus reducing the mineral property carrying value to its estimated net recoverable amount of $205,000.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired by way of the acquisition of Outback Capital Inc., interests in various mineral claims in Manitoba providing the right to explore. The Company had a working capital deficit of $124,375 at March 31, 2009 and has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

The Company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	Years ended December 31
	2008	2007	2006
Total revenues	$—	—	9,689
Net loss	$(200,977)	(49,759)	(37,147)
Loss per share from continued operations	$(0.02)	(0.00)	(0.00)
Share capital per Canadian GAAP	$13,649,333	13,649,333	13,649,333
Common shares issued	10,883,452	10,883,452	10,883,452
Weighted average shares outstanding per Canadian GAAP	10,883,452	10,883,452	10,383,452
Total assets	$251,312	418,294	443,765
Net assets (liabilities)	$38,336	239,313	289,072
Cash dividends declared per common shares	$—	—	—
Exchange rates (Cdn$ to U.S.$) period average	$0.9371	0.9304	0.8818

Overview
With the acquisition of PFG effective June 30, 2006, the Company’s primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charges PFG a modest management fee to offset its reciprocal efforts to coordinate PFG’s affairs. This activity is largely carried out by the directors and large shareholders at their own expense. The Company’s management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates some revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations
Historically — the Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having significant operating and overhead expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. Prior to the the acquisition of PFG — the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing. With the June 30, 2006 completion of the PFG acquisition the Companies expenses are now more heavily weighted in favour of the exploration work and analysis being carried out on the properties by PFG.

During the three months ended March 31, 2009 the Company recorded a net loss of $14,813 compared with a loss of $24,686 for the same 2008 period. The loss is purely a result of the general and administrative, regulatory and compliance costs of maintaining the Company.

Fluctuations in Results
The Company’s operating results fluctuate, but very little. Historically revenues were solely derived from consulting activities which are not core to the Company’s focus. Revenues fluctuated greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. With the June 30, 2006 completion of the PFG acquisition the Company’s revenues were derived from management fees charged to PFG prior to the acquisition. From July 2006 forward, these fees have been eliminated upon consolidation.

With the PFG acquisition the Company anticipates expenses to rise significantly due to exploration activities. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America. In previous years expenses fluctuated on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Liquidity and Capital Resources
Since the Company is organized in Canada, the Company’s March 31, 2009 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at March 31, 2009 the Company had accumulated losses totaling $13,679,154. The Company had a working capital deficit of $124,375 at March 31, 2009. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the last audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at March 31, 2009 the Company had a cash balance of $22,639.

Selected Financial Data [Quarterly — unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	3/3/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008	12/31/2007	9/30/2007	6/30/2007
Total revenues	$0	0	0	0	0	0	0	0
Net loss	$(14,813)	(158,339)	(5,152)	(21,406)	(24,686)	(12,741)	(7,350)	(18,593)
Income (loss) per share from continued operations	$(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Share capital per Canadian GAAP	$13,649,333	13,649,333	13,649,333	13,649,333	13,649,333	13,649,333	13,649,333	13,649,333
Common shares issued	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452
Weighted average shares outstanding per Canadian GAAP	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452	10,883,452
Total assets	$234,078	251,312	405,573	406,093	409,773	418,294	434,165	437,340
Net assets (liabilities)	$23,523	38,336	188,069	193,221	214,627	239,313	252,054	259,404
Cash dividends declared per common shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the investment disclosed herein with Pinefalls Gold will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements.

Table of Contractual Obligations

Contractual Obligations:	Payments Due by Period

None	N/A

Related Party Transactions
During the period ended March 31, 2009, a company in which a director has an interest charged the Company $6,000 (2008: $6,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $119,262 (2008: $92,255) is included in accounts payable and accrued liabilities at March 31, 2009.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Critical Accounting Estimates
There are no critical accounting estimates.

Changes in Accounting Policies
As a result of the acquisition of PFG, the Company now has mineral property assets on its balance sheet and accordingly, the Company’s accounting policies now include accounting for mineral properties.  Adoption of the new policy was done prospectively from July 1, 2006. The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The initial adoption of this policy had no impact on the company’s financial condition, changes in financial condition and results of operations. There exist no policy alternatives to this type of asset treatment.

(A) Newly adopted accounting standards
On January 1, 2008, the Company adopted several new accounting standards related to accounting changes, general standards of financial statement presentation, financial instruments, and capital disclosures that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

Section 1506, Accounting Changes
This Section establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this Section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. The adoption of this Section had no effects on the financial statements for the period ended March 31, 2009.

Section 1400, General Standards of Financial Statement Presentation
In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future which is at least, but is not limited to, twelve months from the balance sheet dates. Disclosure is required for material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Section 3862 and 3863, Financial Instruments
In December 2006, the AcSB issued CICA Handbook Section 3862, “Financial Instruments — Disclosure” and Section 3863, “Financial Instruments — Presentation” which replace Section 3861, “Financial Instruments — Disclosure and Presentation”. Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after October 1, 2007. The adoption of these new standards has been disclosed in the Company’s financial statements.

Section 1535, Capital Disclosures
In October 2006, the AcSB issued CICA Handbook Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The adoption of this standard has been disclosed in the Company’s financial statements.

(B) Future Accounting Changes
In January 2009, the CICA issued Section 1582, “Business Combinations”, replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company’s consolidated financial statements prior to such acquisitions.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Noncontrolling Interests”, which together replace the existing Section 1600, “Consolidated Financial Statements”, and provide the Canadian equivalent to International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

In January 2009, the Emerging Issues Committee (“EIC”) concluded that an entity’s own credit risk and the credit risk of the counterparty should be taken into accounting in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for period ending on or after the date of the issue of the Abstract (January 20, 2009). Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged. The application of incorporating credit risk into the fair value should result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption with any resulting difference recorded in retained earnings except when derivatives in a fair value hedging relationship accounted for by the short cut method (difference is adjusted to the hedged item) and for derivatives in cash flow hedging relationship (differences are recorded in accumulated other comprehensive income). The Company does not expect that this will have any material impact on its financial statements.

In February 2008, the AcSB issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual financial statements for its fiscal year commencing on July 1, 2009. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company’s financial statements.

In February 2008, the AcSB confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement, and disclosure. The Company is developing a project plan to ensure full compliance with this requirement by 2011. The Company’s project plan will consist of three phases:
Phase 1 – Scoping and Planning
This phase includes performing a high-level assessment to determine key areas of focus that will likely be impacted by the adoption of IFRS. The information obtained through this phase will be used to prepare a detailed plan for IFRS convergence. An assessment will also be performed as to whether information technology systems require modification in order to provide relevant and timely data required to meet the new reporting requirements under IFRS.
Phase 2 – Detailed Evaluation
This phase includes a detailed analysis of the impact of IFRS implementation on accounting determinations and disclosures. The detailed analysis will facilitate the selection of accounting policies under IFRS as well as the development of a detailed conversion strategy. A detailed determination of the impact of implementation on current internal control procedures and information technology will also be completed during this phase. As part of its implementation of IFRS, the Company will be required to comply with “IFRS 1 – First Time Adoption of IFRS” which set out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS statement effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements). Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRS statements on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.
Phase 3 – Implementation and Reporting
This phase includes formally implementing necessary changes to internal control procedures in order to comply with IFRS. In this phase the final selection of accounting policies, reconciliation of financial statement balances as at January 1, 2010 to IFRS, and ultimately the preparation of financial statements and related disclosures required under IFRS as at and for the year ended December 31, 2011.
Progress to Date
Management is currently in the process of completing the scoping and planning phase. A detailed diagnostic is currently underway to determine key areas of focus and impact. No decisions have been made to date regarding accounting policy selection. Management expects to complete planning as well as a detailed diagnostic by the end of 2009. This will include a narrative disclosure of the anticipated impacts of IFRS implementation on various financial statement balances.

Disclosure Controls and Procedures Over Financial Reporting
Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended March 31, 2009.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of March 31, 2009 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Share Capital Data
The following table sets forth the Company’s share capital data as at May 29, 2009:

Common Shares
-issued & outstanding	10,883,452

Preferred Shares -issued & outstanding	604,724

Subsequent Events
None

Further Information
Additional information about the Company is available at the Canadian disclosure website www.sedar.ca